September 13, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Perfect Solutions Group, Inc.

Form 10-12G

Filed August 26, 2021

File No. 000-56335

To the men and women of the SEC:

On behalf of Perfect Solutions Group, Inc. (“we”, “us”, or the “Company”), we are filing this Form 10-12G/A to disclose that the Company has filed Restated Articles of Incorporation with the Nevada Secretary of State, effective September 7, 2021.

Date: September 13, 2021

/s/ Paul Moody

Paul Moody

Chief Executive Officer